

April 11, 2014

Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, MD 21401

      RE: **Chesapeake Lodging Trust**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 20, 2014
               File No. 1-34572

Dear Mr. Vicari:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Branch Chief